Filed by Andina Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Andina Acquisition Corp. III

Registration Statement Number: 333-254927

News Release

Stryve Foods Secures Expanded Retail Distribution Across New Channels in Second Quarter of 2021

April 15, 2021 08:00 ET | Source: Stryve Foods, LLC

Healthy snacking company’s retail footprint accelerating by adding over 4,000 retail locations including Target, Wawa, Costco, and Dollar General

Hits 25,000 store milestone for all Stryve brands once complete in the second quarter of 2021

PLANO, Texas, April 15, 2021 (GLOBE NEWSWIRE) — Stryve Foods, LLC (“Stryve” or “the Company”), an emerging healthy snacking platform disrupting traditional snacking categories and a leader in the air dried meat snack industry in the United States, today announced that a series of new retail locations are expected to begin carrying its products in the second quarter of 2021, bringing the total number of stores carrying Stryve brands to approximately 25,000 stores. The following retailers are expected to begin carrying Stryve products during the second quarter of 2021:

●	Target – Expected to begin carrying Stryve Biltong in select stores in April 2021

●	Wawa – Expected to begin carrying Stryve Biltong chain wide in their convenience stores in May 2021

●	Dollar General – Expected to begin carrying Vacadillos, Stryve’s Carne Seca brand, in 3,000 stores in May 2021

In addition, in the third quarter of 2021, Costco is expected to begin carrying Stryve products in select warehouses.

“We are continuing to execute on our growth opportunities, highlighted by these strategic additions to the portfolio of key retail outlets carrying Stryve Biltong and Vacadillos products. Target, Wawa, Dollar General, and Costco are more than just new opportunities for us to introduce our products, they are complementary leaders in the U.S. that we believe will help further scale our business,” said Co-CEO and Chief Marketing Officer Jaxie Alt. “Stryve Foods is ‘Helping America to Snack Better,’ and we are very pleased to see this retail expansion over the next three months for our healthy meat snacks.”

Business Combination Agreement with Andina Acquisition Corp. III

On January 28, 2021, Stryve and Andina Acquisition Corp. III (NASDAQ: “ANDA”) (“Andina”), a publicly-traded special purpose acquisition company, executed a definitive agreement (the “Business Combination Agreement”) for a proposed business combination. Upon closing of the transaction, Andina will become the parent of Stryve and will be renamed Stryve Foods, Inc. The combined company is expected to remain listed on the NASDAQ under the ticker symbol “SNAX”.

More detailed information regarding the proposed transaction is available in Andina’s public filings with the U.S. Securities and Exchange Commission (the “SEC”), including Andina’s Current Report on Form 8-K, filed with the SEC on February 3, 2021, and the Registration Statement on Form S-4 filed by Andina with the SEC on March 31, 2021. Copies of this report, this registration statement, and any other documents filed by Andina with the SEC, may be obtained, free of charge, at the SEC’s website (www.sec.gov).

About Stryve Foods, LLC

Stryve is an emerging healthy snacking company which manufactures, markets and sells highly differentiated healthy snacking products that Stryve believes can disrupt traditional snacking categories. Stryve’s mission is “to help Americans snack better and live happier, better lives.” Stryve offers convenient snacks that are lower in sugar and carbohydrates and higher in protein than other snacks. Stryve offers all-natural, delicious snacks which it believes are nutritious and offer consumers a convenient healthy snacking option for their on-the-go lives.

Stryve’s current product portfolio consists primarily of air-dried meat snack products marketed under the Stryve®, Kalahari®, Braaitime®, and Vacadillos® brand names. Unlike beef jerky, Stryve’s all-natural air-dried meat snack products are made of beef and spices, are never cooked, contain zero grams of sugar, and are free of monosodium glutamate (MSG), gluten, nitrates, nitrites, and preservatives. As a result, Stryve’s products are Keto and Paleo diet friendly. Further, based on protein density and sugar content, Stryve believes that its air-dried meat snack products are some of the healthiest shelf-stable snacks available today.

Stryve distributes its products in major retail channels, primarily in North America, including grocery, club stores and other retail outlets, as well as directly to consumers through its e-commerce websites, as well as direct to consumer through the Amazon platform.

For more information about Stryve, visit www.stryve.com or follow us on social media at @stryvebiltong.

Forward Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “will”, “would”, “could”, “intend”, “aim”, “believe”, “anticipate”, “continue”, “target”, “milestone”, “expect”, “estimate”, “plan”, “outlook”, “objective”, “guidance” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, including, but not limited to, statements regarding Stryve’s plans, strategies, objectives, targets and expected financial performance. These forward-looking statements reflect Stryve’s current views and analysis of information currently available. This information is, where applicable, based on estimates, assumptions and analysis that Stryve believes, as of the date hereof, provide a reasonable basis for the information and statements contained herein. These forward-looking statements involve various known and unknown risks, uncertainties and other factors, many of which are outside the control of Andina, Stryve and their respective officers, employees, agents or associates. These risks, uncertainties, assumptions and other important factors, which could cause actual results to differ materially from those described in these forward-looking statements, include: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the proposed business combination between Andina and Stryve (the “Business Combination Agreement”); (ii) the inability to obtain or maintain the listing of Andina’s common stock on Nasdaq following consummation of the transactions contemplated by the Business Combination Agreement; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of Andina or to satisfy other conditions to closing in the Business Combination Agreement; (iv) the inability to meet the minimum cash requirements of the Business Combination Agreement due to the amount of cash available following any Andina shareholder redemptions or the inability to consummate a concurrent PIPE financing; (v) the risk that the proposed business combination disrupts current plans and operations of Stryve as a result of the announcement and consummation of the transactions contemplated by the Business Combination Agreement; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; (viii) the ability of the combined company to recognize the anticipated benefits of the proposed business combination or meet its financial and strategic goals, which may be affected by, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability, maintain relationships with customers, suppliers and retailers and retain its management and key employees; (ix) the risk that retailers will choose to limit or decrease the number of retail locations in which Stryve’s products are carried or will choose not to carry or not to continue to carry Stryve’s products; (x) the possibility that Andina or Stryve may be adversely affected by other economic, business, and/or competitive factors; (xi) the effect of the COVID-19 pandemic on Andina and Stryve and their ability to consummate the proposed business combination; and (xii) other risks and uncertainties described from time to time in the Registration Statement on Form S-4 filed by Andina with the SEC on March 31, 2021 and amendments thereto, including those under the heading “Risk Factors” therein as well as other risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Andina.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those projections and forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information herein speaks only as of (1) the date hereof, in the case of information about Stryve, or (2) the date of such information, in the case of information from persons other than Stryve. Stryve undertakes no duty to update or revise the information contained herein. Forecasts and estimates regarding Stryve’s industry and end markets are based on sources that Stryve believes to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

For additional information on the proposed business combination with Andina, see Andina’s Current Report on Form 8-K, which was filed with the SEC on February 3, 2021.

In connection with the proposed transactions with Andina described herein, Andina has filed a Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Andina. Andina will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.

INVESTORS AND SECURITY HOLDERS OF ANDINA ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND INCLUDES A PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH ANDINA’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE PROXY STATEMENT/PROSPECTUS CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF ANDINA AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the proxy statement/prospectus, the Form 8-K, and any other documents filed by Andina with the SEC, free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Andina and Stryve and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Andina’s shareholders in connection with the proposed transaction between Andina and Stryve. Investors and security holders may obtain more detailed information regarding the names and interests of Andina’s directors and officers in Andina’s filings with the SEC, including Andina’s Registration Statement on Form S-4, which was filed with the SEC on March 31, 2021 and includes a preliminary proxy statement/prospectus of Andina for the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests of Stryve’s directors and officers in Andina’s Registration Statement on Form S-4, which was filed with the SEC on March 31, 2021 and includes a preliminary proxy statement/prospectus of Andina for the proposed transaction.

Contacts:

ICR

Investor Relations:

Raphael Gross, (203) 682-8253

raphael.gross@icrinc.com

Media Relations:

Eric Becker, (303) 638-3469

eric.becker@icrinc.com

A photo accompanying this announcement is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/02cfdb12-4d21-4d4f-b30c-9ff7a6a91bc0